

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via E-mail
Gregory Sangalis
Senior Vice President and General Counsel
Service Corporation International, Inc.
1929 Allen Parkway
Houston, Texas 77019

   Re: **Service Corporation International, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2013
       Filed February 14, 2014
       Form 10-Q for the Fiscal Quarter Ended March 31, 2014
       Filed April 25, 2014
       File No. 001-06402

Dear Mr. Sangalis:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days and indicate that you will comply with our comment in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comment applies to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal year Ended December 31, 2013

Regulation, page 9

1. In future filings, please provide more robust disclosure regarding the material regulations to which the company is subject and how such regulations impact its business.

Preneed Funeral and Cemetery Activities and Backlog of Contracts, page 28

2. Please tell us if the backlog data are presented net of the businesses that you expect to divest. In this regard, we note your presentation of activity associated with

Acquisition/New Construction less activity associated with Divestitures under Comparable Results on pages 34-35.

Management Summary, page 33

3. On page 11, you referred to the 1% per year death benefit escalation in insurance-funded preneed funeral contracts, which may not cover future increases in the cost of providing a price-guaranteed funeral service. Since insurance-funded preneed contracts account for 76% of your North American preneed funeral production; and, additionally, your cremation rate has risen to 50% in 2013, please address to what extent the confluence of these trends has affected, or will continue to affect, your funeral gross profit.

4. To enhance your investors' understanding of the Stewart transaction and FTC-mandated divestitures, please describe how your results of operations and liquidity will be impacted by divestitures of 91 legacy SCI and Stewart facilities. During your first quarter 2014 earnings call, you stated that you "make about $4 million a month as long as" you own these businesses and that the first $200 million of the proceeds will be used to pay down your $600 million term loan.

Form 10-Q for the Quarter Ended March 31, 2014

15. Commitments and Contingencies (Litigation), page 33

5. Per your assessment on the proposed settlement for the Robert Scott v. Eden Memorial Park matter, you disclose that you cannot quantify your ultimate liability, if any, for the payment of any damages. Please tell us if the financial statements reflect a minimum provision for the settlement. If so, tell us why you did not disclose the amount or range of reasonably possible loss in excess of the amount accrued. If not, tell us how your accounting and disclosure are appropriate pursuant to ASC 450.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions relating to comments regarding the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Ajay Koduri, Senior Counsel, at (202) 551-3310, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director